Exhibit 2.1

EXECUTED VERSION

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “First Amendment”) is made and entered into as of June 15, 2007 by and among ACCREDITED HOME LENDERS HOLDING CO., a Delaware corporation (the “Company”), LSF5 ACCREDITED INVESTMENTS, LLC, a Delaware limited liability company (“Parent”), and LSF5 ACCREDITED MERGER CO., INC. a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser” and, together with the Parent, the “Buyer Parties”).

WHEREAS, the Company and the Buyer Parties, entered into that certain Agreement and Plan of Merger dated as of June 4, 2007 (the “Merger Agreement”);

WHEREAS, Section 11.04 of the Merger Agreement provides that at any time prior to the Merger Effective Time, the Merger Agreement may be amended by the parties thereto by action taken by their respective boards of directors (or similar governing body or entity) (in the case of the Company, only with respect to any amendment to take effect prior to the Acceptance Date, following the recommendation of the Special Committee, if such committee still exists); and

WHEREAS, in accordance with Section 11.04 of the Merger Agreement, Buyer Parties and the Company have agreed to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Unless otherwise defined herein, all capitalized terms used herein have the meanings given to them in the Merger Agreement.

ARTICLE II

AMENDMENTS TO THE MERGER AGREEMENT

Section 2.01. Section 4.01(f) of the Merger Agreement is hereby amended and superseded in all respects by the provisions of this First Amendment. As amended and restated, Section 4.01(f) reads in its entirety:

(f)(i) At the Merger Effective Time, except as otherwise agreed by Parent and the holder of Company Stock-Based Awards (as defined below) with respect to such holder’s Company Stock-Based Awards, each right of any kind, contingent or accrued, to receive Company Common Shares or benefits measured in whole or in part by the value of a number of Company Common Shares granted under the Incentive Plans or otherwise (including performance shares, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents) other than Company Stock Options and Company Restricted Shares (each, other than Company Restricted Shares and Company Stock Options, a “Company Stock-Based Award”), except for any Company Stock-Based Award that has been granted under the Accredited Home Lenders Holding Co. Deferred Compensation Plan (the “Deferred Compensation Plan”), whether vested or unvested, which is outstanding immediately prior to the Merger Effective Time, shall become fully vested and free of any forfeiture or holding restrictions or performance or other restrictions, shall cease to represent a right or award with respect to Company Common Shares, and shall entitle the holder thereof to receive, at the Merger Effective Time, an amount in cash equal to the Merger Consideration in respect of each Company Common Share underlying a particular Company Stock-Based Award less such amounts as are required to be withheld or deducted under the Code or any provision of U.S. state or local tax law with respect to the making of such payment.

(ii) At the Merger Effective Time, each Company Stock-Based Award, whether vested or unvested, which has been granted under the Deferred Compensation Plan and which is outstanding immediately prior to the Merger Effective Time, whether in trust or not, shall be treated as follows: (A) such Company Stock-Based Award shall be exchanged at the Merger Effective Time for an amount in cash equal to the Merger Consideration in respect of each Company Common Share underlying a particular Company Stock-Based Award, (B) such cash amounts will be deposited in the trust related to the Deferred Compensation Plan and (C) and the vesting and distribution of such cash amounts and any subsequent earnings thereon will be in accordance with the terms of such Deferred Compensation Plan and upon which the related Company Stock-Based Award was granted and the elections of participants in the Deferred Compensation Plan.

ARTICLE III

MISCELLANEOUS

Section 3.01. The Company and Buyer Parties agree that, on or after the date hereof but prior to the Acceptance Time, the Company’s Deferred Compensation Plan will be amended as regards vesting of Company contributions in respect of non-employee directors by adding the following language to such plan: “With respect to any Participant who is a non-employee member of the Board, such Participant shall become one hundred percent (100%) vested in all Company contributions in the event that such Participant (i) resigns at the request of the Company in contemplation of a Change in Control following the Company entering into a definitive transaction agreement, the consummation of which would result in a Change in Control or (ii) resigns or is removed within one (1) year after a Change in Control.”

Section 3.02. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Merger Agreement, and each reference in any of the agreements or certificates to be delivered in connection with the Merger Agreement to the “Merger Agreement,” “thereunder,” “thereof” or words of like import referring to the Merger Agreement, shall mean and be a reference to the Merger Agreement as amended by this First Amendment.

Section 3.03. The Merger Agreement as amended by this First Amendment constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, representations or other arrangements, whether express or implied, written or oral, of the parties in connection therewith except to the extent expressly incorporated or specifically referred to herein. In the event of a conflict between the respective provisions of the Merger Agreement and this First Amendment, the terms of this First Amendment shall control.

Section 3.04. Except as specifically amended by the terms of this First Amendment, the terms and conditions of the Merger Agreement are and shall remain in full force and effect for all purposes.

Section 3.05. This First Amendment may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 3.06. All disputes, claims or controversies arising out of or relating to this First Amendment, or the negotiation, validity or performance of this First Amendment, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, Purchaser, and the Company have caused this First Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

LSF5 ACCREDITED INVESTMENTS, LLC

By	/s/ Mark L. Lipshy
Name: Mark L. Lipshy
Title: Vice President

LSF5 ACCREDITED MERGER CO., INC.

By	/s/ Mark L. Lipshy
Name: Mark L. Lipshy
Title: Vice President

ACCREDITED HOME LENDERS HOLDING CO.

By	/s/ James A. Konrath
Name: James A. Konrath
Title: Chief Executive Officer